02051846

P.G
7/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

PROCESSED
AUG 2 1 2002
P THOMSON FINANCIAL

15 Marylebone Road
London
NW1 5JD
England

____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

PROCESSING
RECEIVED
AUG 05 2002
SEC MAIL
SECTION
165
WASH., D.C.

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Press Release dated 12th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 12th July 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS: 542561
RNS: 5729Y

Please ensure the entries on this return are typed

1. Name of Company:
COLT Telecom Group plc

2. Name of Scheme:
FITEC SA

3. Period of Return:
From: 29 December 2001 to 27 June 2002

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:
896,872

5. Number of Shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
896,872

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
2,415,664 Ordinary Shares of 2.5p each listed on 28 June 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records.
1,507,400,979

Contact for queries:
Name: Mark A. Jenkins
Telephone: 0207 390 3676

Address: COLT Telecom Group plc
15 Marylebone Road
London
NW1 5JD

Person making return
Name: Mark A. Jenkins, Company Secretary